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November 28, 1995                                          FOR MORE INFORMATION:
                                                           John Kristoff
                                                           (216) 490-3782



DIEBOLD SUCCESSFULLY COMPLETES
GRIFFIN TECHNOLOGY TENDER OFFER


             CANTON, Ohio -- Diebold, Incorporated (NYSE:DBD) today announced the successful completion of its tender offer for shares of Griffin Technology Incorporated (NASDAQ:GRIF), based in Farmington, New York.
             On Oct. 26, 1995, Diebold, acting through its wholly owned subsidiary D-GT Acquisition, Incorporated, offered to purchase all outstanding shares of common stock, par value $0.05 per share, of Griffin at $7.75 per share, net to the seller in cash. The offer expired at midnight on Monday, Nov. 27, 1995.
             The Depositary has informed Diebold that 2,333,982 shares of Griffin stock were tendered and not withdrawn prior to the expiration of the tender offer, including 1,999 shares tendered under guaranteed delivery procedures. The tendered shares represent approximately 97.77 percent of all outstanding Griffin stock. All shares tendered and not withdrawn in the offer, including those subject to guaranteed delivery procedures, were accepted for payment.
             As contemplated by the previously announced merger agreement, Diebold will acquire the remaining Griffin shares through a cash merger. In the merger, the remaining outstanding shares, other than those held by shareholders exercising





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appraisal rights, will be converted into the right to receive $7.75 per share.
             Diebold, Incorporated, headquartered in Canton, Ohio, is a world leader in card-based transaction systems, security and service solutions to the financial, education and healthcare industries. Founded in 1859 as a security equipment company, Diebold currently provides integrated solutions incorporating its ATMs, electronic and physical security systems, electronic payment systems, professional services and software.